                                    EX-99.B1

                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                            THE NORTHWESTERN MUTUAL
                             LIFE INSURANCE COMPANY
                            a Wisconsin corporation

                            (Adopted July 26, 1972)

                                   ARTICLE I
                                      NAME
         The name of the Company shall be The Northwestern Mutual Life
Insurance Company.


                                   ARTICLE II
                              PERIOD OF EXISTENCE
         The period of existence of the Company shall be perpetual.


                                  ARTICLE III
                           PRINCIPLES AND PURPOSES
         The Company is a mutual insurance company, without capital stock, incorporated in 1857 by special act of the Wisconsin Legislature. The Company is organized and operated for the mutual protection and benefit of those persons who hold insurance policies or annuity contracts issued by the Company or who have beneficial interests in such policies or contracts. Neither such persons nor the policies or contracts are or shall be subject to assessment for any purpose whatsoever.
         The purposes of the Company are to engage in any lawful activity for which insurance corporations may be organized under the Wisconsin Statutes, including without limitation the conducting of an insurance business and businesses incidental thereto, the making of investments and the ownership and operation of subsidiaries, all as and to the extent authorized by the Wisconsin Statutes.


                                   ARTICLE IV
                                PRINCIPAL OFFICE
         The location of the principal office of the Company shall be determined by the board of trustees. At the date of adoption of these Articles the principal office is located in the City of Milwaukee, Wisconsin.


                                   ARTICLE V
                                    MEMBERS
         The members of the Company shall be those persons who are policyholders of one or more insurance policies or deferred annuity contracts issued by the Company, then in force and not matured by death of the insured or annuitant or attainment of maturity date.

         The rights of members shall be as provided under the Wisconsin Statutes, these Articles and the By-laws of the Company. The rules governing voting by a member, including eligibility to vote and voting procedures, shall be as provided in the Wisconsin Statutes and the By-laws.


                                   ARTICLE VI
                               BOARD OF TRUSTEES
         The board of trustees of the Company shall consist of such individual members of the Company, not less than nine, as may be provided in the By-laws. The By-laws may prescribe other qualifications for the trustees and may divide them into classes according to their terms of office. The method of election or appointment of the trustees and their terms of office shall be as provided in the By-laws. The term "trustee" may be changed to "director" by an amendment to the By-laws.


                                  ARTICLE VII
                               MEMBERS' MEETINGS
         Regular and special meetings of the members of the Company shall be held as provided in the By-laws. The Company may make reasonable expenditures in support of candidates nominated by the board for election as trustees and the position of its management at any meeting.


                                  ARTICLE VIII
                                   AMENDMENTS
         These Articles may be amended in the manner authorized by law at the time of adoption of the amendment.